FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of

                       the Securities Exchange Act of 1934

For the month of: November 15, 1999
                  -----------------

                                  TRICOM, S.A.
                 (Translation of registrant's name into English)


         Avenida Lope de Vega No. 95, Santo Domingo, Dominican Republic
                    (Address of principal executives offices)


       Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                      Form 20-F      X      Form 40-F
                               ____________           ___________

       Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                              Yes            No     X
                                 ___________   ___________

       If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________

                                  TRICOM, S.A.

                                Quarterly Report

                                     for the

                                  Third Quarter

                                      ended

                               September 30, 1999

                                TABLE OF CONTENTS


                                                                            Page

GENERAL INTRODUCTION...........................................................1

                                     PART I

                              FINANCIAL INFORMATION

ITEM 1.       FINANCIAL STATEMENTS.............................................2

     Consolidated  Balance Sheet as of December 31, 1998 and
     September 30, 1999 (unaudited)............................................2

     Consolidated  Statement of Operations  Three Months and
     Nine  Months   ended   September   30,  1998  and  1999
     (unaudited)...............................................................4

     Consolidated Statements of Cash Flows Nine Months Ended
     September 30, 1998 and 1999 (unaudited)...................................5

     Notes to Financial Statements.............................................6

ITEM 2.       MANAGEMENT'S  DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND
              FINANCIAL CONDITION..............................................6

ITEM 3.       QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK......18

                                     PART II

                                OTHER INFORMATION

ITEM 1.       LEGAL PROCEEDINGS...............................................19
ITEM 2.       CHANGES IN SECURITIES AND USE OF PROCEEDS.......................19
ITEM 3.       DEFAULTS UPON SENIOR SECURITIES.................................19
ITEM 4.       SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS.............19
ITEM 5.       OTHER INFORMATION...............................................19
ITEM 6.       EXHIBITS AND REPORTS ON FORM 6-K................................20

                              GENERAL INTRODUCTION

         Unless the context indicates otherwise, all references to (i) the "Company" or "TRICOM" refer to TRICOM, S.A. and its consolidated subsidiaries and their respective operations, and include TRICOM's predecessors, and (ii) "GFN" refers to GFN Corporation Ltd. and its direct and indirect subsidiaries, other than the Company and its subsidiaries, and include GFN's predecessors.

Presentation of Certain Financial Information

         The Company prepares its consolidated financial statements in conformity with generally accepted accounting principles in the United States. The Company adopted the United States dollar as its functional currency effective January 1, 1997.

         In this Quarterly Report references to "$," "US$" or "U.S. dollars" are to United States dollars, and references to "Dominican pesos" or "RD$" are to Dominican pesos. This Quarterly Report contains translations of certain Dominican peso amounts into U.S. dollars at specified rates solely for the convenience of the reader. These translations should not be construed as representations that the Dominican peso amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated. The average of prices of one U.S. dollar quoted by certain private commercial banks (the "Private Market Rate") as reported by Banco Central de la Republica Dominicana (the "Central Bank") on September 30, 1999 was RD$15.98 = US$1.00, the date of the most recent financial information included in this Quarterly Report. The Federal Reserve Bank of New York does not report a noon buying rate for Dominican pesos. On November 11, 1999, the Private Market Rate was RD$16.14 = US$1.00.

Forward-Looking Statements

         The statements contained in this Quarterly Report which are not historical facts are forward-looking statements that involve risks and uncertainties. Management cautions the reader that these forward-looking statements are only predictions; actual events or results may differ materially as a result of risks facing the Company. Such risks include, but are not limited to, the following factors: competition; declining rates for international long distance traffic; opposition to increased rates for basic local service; the Company's significant capital expenditure requirements and its need to finance such expenditures; the inability of the Company to expand its local access line network in a timely manner and within the amount budgeted for such capital expenditure program; the inability of the Company to manage effectively its rapid expansion; the continued growth of the Dominican economy, demand for telephone services in the Dominican Republic and moderation of inflation; and the continuation of a favorable political and regulatory environment in the Dominican Republic.

                                                  PART I
                                           FINANCIAL INFORMATION

ITEM 1.  FINANCIAL STATEMENTS

TRICOM, S.A. and Subsidiaries
Consolidated Balance Sheet
(In US$)

                                                                         December 31,                September 30,
                                                                    ----------------------       ----------------------
                                                                            1998                         1999
                                                                    ----------------------       ----------------------
ASSETS                                                                    (Audited)                   (Unaudited)
Current assets:

   Cash and cash equivalents                                     US$           15,377,410     US$            5,210,549


   Accounts receivable:

     Customers                                                                  9,168,740                   15,791,909

     Carriers                                                                   4,153,003                    8,471,134

     Related parties                                                              163,110                    2,050,319

     Officers and employees                                                       275,069                      323,902

     Current portion of long term accounts receivable                              75,071                       18,061

     Other                                                                      2,113,228                      461,891
                                                                    ----------------------       ----------------------

                                                                               15,948,221                   27,117,217

     Allowance for doubtful accounts                                             (740,687)                  (2,316,171)
                                                                    ----------------------       ----------------------
        Accounts receivable, net                                               15,207,534                   24,801,046


Current portion of pledged securities                                          54,470,478                            -

Inventories, net                                                                8,687,356                    9,982,675

Prepaid expenses                                                                2,921,680                    1,813,559

Deferred income taxes                                                             556,949                      613,152
                                                                    ----------------------       ----------------------

        Total current assets                                                   97,221,407                   42,420,981

Long-term accounts receivable                                                      91,556                       89,715

Other investments                                                               2,164,387                    3,768,040

Property and equipment cost                                                   365,682,963                  474,725,950

Accumulated depreciation                                                      (35,226,515)                 (50,021,806)
                                                                    ----------------------       ----------------------
Property and equipment, net                                                   330,456,448                  424,704,144

Other assets at cost, net of amortization                                      14,880,805                   19,203,953


TOTAL  ASSETS                                                    US$          444,814,603     US$          490,186,833
                                                                    ======================       ======================





TRICOM, S.A.
Consolidated Balance Sheet
(in US$)

                                                                         December 31,                September 30,
                                                                    ----------------------       ----------------------
                                                                            1998                         1999
                                                                    ----------------------       ----------------------

                                                                          (Audited)                   (Unaudited)
LIABILITIES & SHAREHOLDERS EQUITY Current liabilities:
   Notes payable:

     Borrowed funds-banks                                        US$           21,665,516     US$           51,605,827

     Borrowed funds-related parties                                            25,591,915                   34,181,194

     Current portion of long term debt - Carifa Loan                           32,000,000                            -
                                                                    ----------------------       ----------------------

                                                                               79,257,431                   85,787,021
   Accounts payable:

     Carriers                                                                   3,106,898                    1,975,394

     Suppliers                                                                 11,772,957                   18,556,374
     Related Parties                                                                    -                          965

     Other                                                                      1,566,076                      312,061
                                                                    ----------------------       ----------------------

                                                                               16,445,931                   20,844,794

Other liabilities                                                               7,413,821                    4,153,580

Accrued expenses                                                               13,887,974                   11,064,220
                                                                    ----------------------       ----------------------

     Total current liabilities                                                117,005,157                  121,849,615


Reserve for severance indemnities                                                  42,886                       11,103


Deferred income tax                                                               205,258                      205,258

Long-term debt:
   Bank Credit Facility                                                                 -                   25,000,000

   Senior Notes                                                               200,000,000                  200,000,000
                                                                    ----------------------       ----------------------

     Total liabilities                                                        317,253,301                  347,065,976

Shareholders equity:
   Class A Common Stock at par value RD$10: Authorized
   55,000,000 shares; 5,700,000 shares issued at December
   31, 1998 and September 30, 1999                                              3,750,000                    3,750,000

   Class B Stock at par value RD$10: Authorized
   25,000,000 shares at December 31, 1998 and
   September 30, 1999; 19,144,544 issued at December 31,
   1998 and September 30, 1999                                                 12,595,095                   12,595,095

   Additional paid-in-capital, excess over par                                 94,015,852                   94,015,852

   Legal Reserve                                                                1,172,188                    1,172,188

   Retained earnings                                                           18,051,924                   33,611,479

   Equity adjustment for foreign currency translation                          (2,023,757)                  (2,023,757)
                                                                    ----------------------       ----------------------

Shareholders equity, net                                                      127,561,302                  143,120,857

TOTAL LIABILITIES &
SHAREHOLDERS EQUITY                                              US$          444,814,603     US$          490,186,833
                                                                    ======================       ======================


TRICOM, S.A. and Subsidiaries
Consolidated Statement of Operations
(In US$)

                                                    Three Month Period Ended                        Nine Month Period Ended
                                                         September 30,                                   September 30,
                                           -----------------------------------------       -----------------------------------------
                                                  1998                    1999                    1998                    1999
                                           -----------------     -----------------         -----------------       -----------------
                                              (Unaudited)             (Unaudited)             (Unaudited)             (Unaudited)
Operating Revenues:

Toll                                    US$    4,465,767        US$    6,209,343        US$   13,327,639   US$        16,534,758

International settlement                      13,177,167              15,474,674              36,616,456              43,827,586

Local service                                  3,484,598               9,386,068               9,198,808              23,032,640

Cellular                                       5,443,230               6,794,377              14,734,640              18,619,788

Paging                                         1,109,492                 603,990               3,556,468               2,177,239

Sale and lease of equipment                      978,349               1,414,386               2,798,781               3,840,287

Installations                                  3,772,153               4,355,060               9,780,712              11,759,006

Other                                            205,150                 730,927                 274,313                 902,600
                                           -----------------     -----------------         -----------------       -----------------

Total Operating Revenues                      32,615,986              44,968,825              90,347,817             120,693,904

Operating Costs:

Satellite connections and carriers             7,604,076              12,400,327              23,433,672              30,740,297

Network depreciation                           3,086,136               3,893,875               8,244,804              11,321,525

Expense in lieu of income taxes                2,575,250               2,955,787               6,719,661               9,141,938

General and administrative expenses           10,020,901              10,975,171              25,945,424              33,094,383

Depreciation expense                             914,829               1,264,607               2,231,725               3,473,766

Other                                            753,710               1,229,318               2,341,223               3,591,584
                                           -----------------     -----------------        -----------------        -----------------

Total Operating Costs                         24,954,902              32,719,085              68,986,509              91,363,493


Operating income                               7,681,004              12,249,740              21,361,308              29,330,411

Other income (expenses):

Interest expense                              (3,799,246)             (5,676,590)             (12,041,255)            (14,308,610)

Interest income                                1,500,694                 552,250                3,943,125               2,270,134

Foreign exchange gain (loss)                     (54,360)               (991,387)                (139,197)               (517,359)

Other                                            (83,732)               (418,353)                (961,862)             (1,271,223)
                                           -----------------     -----------------       -----------------         -----------------

Total other expenses                          (2,436,644)             (6,534,080)              (9,199,189)            (13,827,058)
                                           -----------------     -----------------       -----------------         -----------------


Earnings before Income Tax                     5,244,360               5,715,660               12,162,119              15,503,353


Income Tax - Deferred credit                           -                       -                        -                  56,203


Net earnings                            US$    5,244,360        US$    5,715,660        US$    12,162,119       US$    15,559,556
                                           =================     =================       =================         =================


EBITDA                                  US$   14,257,219        US$   20,364,009        US$    38,627,498       US$    53,267,640


Earnings per share                      US$         0.22        US$         0.23        US$          0.55       US$          0.63

Weighted avg. number of shares
outstanding                                   23,311,211              24,844,544               22,311,211              24,844,544


TRICOM, S.A. and Subsidiaries
Consolidated Statement of Cash Flows
(In US$)

                                                                                          Nine Month Period
                                                                                         Ended September 30,
                                                                             ---------------------------------------------
                                                                                    1998                     1999
                                                                             -------------------      --------------------
                                                                                 (Unaudited)              (Unaudited)
Cash flows from operating activities:

Net earnings (loss)                                                       US$        12,162,119    US$         15,559,556

Adjustments to reconcile net earnings (loss) and net cash provided by operating activities:

Depreciation                                                                         10,546,556                14,795,291

Allowance for doubtful accounts                                                         (45,390)                1,575,484

Deferred income tax - benefit                                                                 -                   (56,203)

Reserve for severance indemnities, net of payments                                     (114,770)                  (31,783)

   Net changes in assets and liabilities:

Accounts receivable                                                                  (1,485,894)              (11,168,995)

Inventories                                                                          (5,633,229)               (1,295,319)

Prepaid expenses                                                                      1,017,459                 1,108,121

Long-term accounts receivable                                                           856,915                     1,841

Unearned interest                                                                      (121,950)                        -

Other assets                                                                         (4,899,041)               (4,323,148)

Accounts payable                                                                     10,175,388                 4,398,862

Other liabilities                                                                     1,306,943                (3,260,241)

Accrued expenses                                                                       (286,898)               (2,823,754)
                                                                             -------------------      --------------------

Total adjustments                                                                    11,316,089                (1,079,844)
                                                                             -------------------      --------------------

Net cash provided by operating activities                                            23,478,208                14,479,712
                                                                             ===================      ====================

Cash flows from investing activities:
   Current Portion  of Investments                                                  (31,719,879)                        -

   Cancellation of investments                                                       52,808,258                52,866,825

   Acquisition of property and equipment                                           (112,198,006)             (109,042,987)
                                                                             -------------------      --------------------

     Net cash used in investing activities                                          (91,109,627)              (56,176,162)

Cash flows from financing activities:

   Borrowed funds (paid to) from banks                                                2,044,663                29,940,311

   Borrowed funds (paid to) from related parties                                     13,565,170                 8,589,278

   Issuance (redemption) of short-term bonds                                         32,000,000               (32,000,000)

   Long-term debt                                                                   (32,000,000)               25,000,000

   Issuance of common stock                                                          68,062,182                         -
                                                                             -------------------      --------------------

     Net cash provided by financing activities                                       83,672,015                31,529,589


Net increase in cash and cash equivalents                                            16,040,596               (10,166,861)


     Cash and cash equivalents at beginning of the period                             5,732,505                15,377,410


Cash and cash equivalents at end of period                                US$        21,773,101    US$          5,210,549
                                                                             ===================      ====================

TRICOM, S.A. and Subsidiaries
Notes to Financial Statements

NOTE 1 - Basis of Presentation

         The Company considers that all adjustments (all of which are normal recurring accruals) necessary for a fair statement of financial position and results of operations for these periods have been made; however, results for such interim periods are subject to year-end audit adjustments. Results for such interim periods are not necessarily indicative of results for a full year.

NOTE 2 - Calculation of EBITDA

         EBITDA consists of earnings (loss) before interest expense, income taxes, depreciation and amortization. EBITDA is commonly used in the telecommunications industry to analyze companies on the basis of operating performance, leverage and liquidity. However, it does not purport to represent cash generated or used by operating activities and should not be considered in isolation or as a substitute for a measure of performance in accordance with generally accepted accounting principles.

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

Company Overview

Background

         TRICOM is a full-service telecommunications provider in the Dominican Republic, and a facilities-based long distance carrier in the United States. TRICOM commenced operations in 1992 and has since expanded to offer international and domestic long distance, local telephony, analog cellular and digital cellular (PCS), paging and Internet services. TRICOM serves both the densely populated and underserved areas of this Caribbean nation and offers long distance service to the over 1 million Dominicans living in the United States. The Company has achieved significant growth, with operating revenues increasing from US$1.9 million in 1992, to US$125.5 million in 1998 and has established itself as a leading participant in the market for international long distance traffic between the Dominican Republic and the United States. TRICOM's network is 100% digital and utilizes cutting edge technology. The Company is currently deploying one of the World's largest CDMA-wireless local loop networks.

International Long Distance Services

         TRICOM is a leading participant in the market for international long distance traffic between the Dominican Republic and the United States. The Company has operating agreements with all the major facilities- based international carriers responsible for international long distance traffic between the Dominican Republic and the United States, and also has agreements with numerous emerging carriers which account for an increasing share of the total traffic between the two countries. In January 1997, the Company commenced operating its subsidiary TRICOM USA, Inc., a Delaware corporation ("TRICOM USA"). This subsidiary operates as a facilities-based international and resale carrier within the United States. TRICOM USA provides TRICOM with an important means for gaining additional market share of the international long distance traffic from the United States to the Dominican Republic.

         The Company operates a chain of owned or franchised public telephone centers and sells an international long distance prepaid calling card, the Efectiva card. The Company receives the bulk of its international long distance toll revenues from its local service customers, users of the Efectiva Card, its public telephone centers and its large business customers. In the future, the Company expects that its local service customers will represent a greater share of both international long distance revenues and domestic long distance revenues.

Domestic Services

         Local Service. TRICOM provides local exchange services to residential and small business customers in densely populated areas of the Dominican
Republic's seven largest cities. As of September 30, 1999, the Company had 113,115 local access lines in service, including 10,193 net local access lines installed during the third quarter of 1999. The Company anticipates that it will install approximately 45,000 new lines in 1999. TRICOM uses both conventional copper or fiber wirelines and digital Wireless Local Loop ("WLL") connections to connect customers to its network. The WLL employs digital cellular technology that uses the Code Division Multiple Access ("CDMA") protocol and operates on the 1.9 GHz radio frequency band. The WLL allows the Company to achieve line installation in approximately 48 hours and to reach broader service areas than previously possible with a traditional wireline network.

         Cellular. As of September 30, 1999, the Company had 158,850 mobile cellular clients. In August 1997, the Company introduced its "Amigo" prepaid cellular card program and formed alliances with major consumer electronics retailers to offer the Company's cellular service in conjunction with their sale of handsets. As a result of these efforts, the Company's cellular subscriber base grew by 78.5% from 88,990 subscribers as of September 30, 1998 to 158,850 subscribers as of September 30, 1999.

         On April 26, 1999, the Company announced the launching of its "Millennium" PCS digital wireless service. The service utilizes CDMA technology which enables cellular customers in the Dominican Republic to enjoy higher sound clarity and call quality than that of analog wireless services. The announcement marked the completion of the first phase of the Company's PCS deployment, which now serves 80% of the nation's capital city of Santo Domingo, covering a population of approximately 2.5 million people. The second phase of the Company's digital expansion program, completed in July of 1999, expanded PCS coverage to five additional cities bringing the total population coverage base to over 4 million. The Company believes that these programs are principal to the future growth of its cellular subscriber base.

Principal Shareholders

     TRICOM is controlled by GFN Corporation, Ltd. and Motorola, Inc. ("Motorola"). GFN, one of the Dominican Republic's largest holding companies with interests in media, banking, credit cards and insurance, beneficially owns 60% of the issued and outstanding shares of Class B Stock and Motorola beneficially owns 40% of the issued and outstanding shares of Class B Stock. In May 1998, TRICOM made its initial public offering in the United States of 5.7 million American Depositary Receipts representing an equal number of TRICOM's Class A Common Stock. The ADRs are listed on the New York Stock Exchange under the ticker symbol "TDR." Each share of Class B Stock entitles the holder thereof to cast ten votes while each share of Class A Common Stock entitles the holder thereof to cast one vote. As of September 30, 1999, the allocation of stock ownership among GFN, Motorola and the public was 46.2% (58.4% voting power), 30.8% (38.8% voting power), and 23% (2.8% voting power), respectively.

Revenue Recognition

     The Company derives its operating revenues primarily from toll revenues, international settlement revenues, cellular services, paging services, local services, the sale and lease of equipment, and installations. The components of each of these services are as follows:

         Toll revenues are amounts received by the Company from its customers in the Dominican Republic for international and domestic long distance calls as well as interconnection charges received from Compania de Telefonos ("Codetel"), the country's largest service provider. Toll revenues are generated by retail telephone centers, large corporate accounts, residential and commercial customers, calling card users and cellular subscribers. Toll revenues are recognized as they are billed to customers, except that revenues from prepaid calling cards are recognized as the calling cards are used or expire.

         International revenues represent amounts recognized by the Company for termination of traffic from foreign telecommunications carriers to the Dominican network, including revenues derived from the Company's U.S. based international long distance pre-paid calling cards.

         Local service revenues consist of wireline rent, local measured service and charges for CLASS services or vertical features, including call forwarding, three-way calling, call waiting and voice mail, as well as calling party pays revenues and revenues from other miscellaneous wireline services.

         Cellular revenues represent fees received for mobile cellular services, including interconnection charges for calls incoming to the Company's cellular subscribers, but excluding international long distance calls generated by cellular units. Cellular fees consist of fixed monthly access fees, per minute usage charges and additional charges for custom or vertical features, including call waiting, call forwarding, three-way calling and voice mail, and for other miscellaneous cellular services.

         Paging   revenues   consist  of  fixed  monthly  charges  for
         nationwide service and use of paging equipment and activation fees.

         Revenues from the sale and lease of equipment consist of sales and rental fees charged for customer premise equipment, including private branch exchanges and key telephone systems, residential telephones, cellular handsets and paging units. Since late 1996, the Company has only sold such equipment.

         Installation revenues consist of fees charged by the Company for installing local access lines, private branch exchanges and key telephone systems as well as fees for activating cellular handsets.

         Other revenues consist of revenues that are not generated from the Company's core business, including commissions received for providing package handling services for a courier and commissions received for collection services for utility companies.

         The following table sets forth the percentage contribution of each category of revenues to total operating revenues for the period indicated:

                                                             Three Months                   Nine Months
                                                                 Ended                         Ended
                                                             September 30,                 September 30,
                                                       --------------------------     -------------------------
                                                          1998          1999             1998         1999
                                                          ----          ----             ----         ----

Toll...............................................        13.7%        13.8%             14.8%        13.7%
International .....................................        40.4         34.4              40.6         36.3
Local service......................................        10.7         20.9              10.2         19.1
Cellular...........................................        16.7         15.1              16.3         15.4
Paging.............................................         3.4          1.3               3.9          1.8
Sale and lease of equipment........................         3.0          3.1               3.1          3.2
Installations......................................        11.6          9.7              10.8          9.7
Other..............................................         0.6          1.6               0.3          0.7

         ----------------
         Note: Percentages may not add up to 100% due to rounding.


         The following table sets forth certain items in the statements of operations expressed as a percentage of total operating revenues for the period indicated:

                                                             Three Months                   Nine Months
                                                                 Ended                         Ended
                                                             September 30,                 September 30,
                                                       --------------------------     -------------------------
                                                          1998          1999             1998         1999
                                                          ----          ----             ----         ----

Operating costs....................................        76.5%        72.8%             76.4%        75.7%
Operating income...................................        23.5         27.2              23.6         24.3
Interest expense, net..............................        (7.0)       (11.4)             (8.9)       (10.0)
Other income (expenses)............................        (7.5)       (14.5)            (10.2)       (11.5)
Net earnings.......................................        16.1         12.7              13.5         12.8
EBITDA.............................................        43.7         45.3              42.8         44.1




Three and Nine Months Ended September 30, 1998 Compared to the Same Periods in 1999

         Operating  Revenues.  The Company's total operating  revenues increased
33.6% from US$90.3 million for the nine-month period ended September 30, 1998 (the "1998 Interim Period") to US$ 120.7 million for the nine-month period ended September 30, 1999 (the "1999 Interim Period"), and by 37.8% from US$ 32.6 million for the three-month period ended September 30, 1998 (the "1998 Third Quarter") to US$ 45.0 million for the three-month period ended September 30, 1999 (the "1999 Third Quarter"). This growth stemmed primarily from increases in revenues generated by the Company's local exchange network expansion and international businesses and from contributions from the expansion of cellular services.

         Toll. Toll revenues increased 24.1% from US$13.3 million for the 1998 Interim Period to US$16.5 million for the 1999 Interim Period, and by 39.0% from US$4.5 million for the 1998 Third Quarter to US$6.2 million for the same period in 1999, as a result of higher domestic and outbound international traffic. Domestic long distance minutes increased by 56.5% from 14.3 million minutes for the 1998 Interim Period to 22.4 million minutes for the 1999 Interim Period, and by 63.5% from 5.2 million in the 1998 Third Quarter to 8.5 million in the 1999 Third Quarter due to a higher number of local access lines in service. Outbound international minutes increased by 31.8% from 16.3 million minutes for the 1998 Interim Period to 21.5 million for the 1999 Interim Period, and by 42.9% from
5.5 million in the 1998 Third Quarter to 7.9 million in the 1999 Third Quarter, reflecting increased traffic volume from both local and cellular service customers and increased distribution channels.

         Interconnection revenues increased by approximately 60% from US$2.4 million for the 1998 Interim Period to US$3.8 million for the 1999 Interim Period and by approximately 25% from US$1.0 million for the 1998 Third Quarter to US$1.2 million for the 1999 Third Quarter. Toll revenues represented 14.8% of total operating revenues for the 1998 Interim Period compared to 13.7% of total operating revenues for the 1999 Interim Period, and 13.7% of total operating revenues for the 1998 Third Quarter compared to 13.8% of total operating revenues for the 1999 Third Quarter.

         International. International revenues increased 19.5% from US$36.7 million for the 1998 Interim Period to US$43.8 million for the 1999 Interim Period, and by 17.4% from US$13.2 million for the 1998 Third Quarter to US$15.5 million for the 1999 Second Quarter, primarily as a result of the growth of inbound traffic volume received from the Company's U.S. based international carrier, TRICOM USA. Inbound minutes increased by 63% from 143.6 million for the 1998 Interim Period to 234.2 million minutes in the 1999 Interim Period, and by 55.6% from 51.4 million for the 1998 Third Quarter to 80.0 million for the 1999 Third Quarter. TRICOM USA accounted for 55.7% and 59.9% of the total inbound minutes in the 1998 Interim Period and the 1998 Third Quarter, respectively, compared to 55.1% and 71.1% in the 1999 Interim Period and the 1999 Third
Quarter, respectively. Total international long distance minutes increased by 58.9% from 161.4 million for the 1998 Interim Period to 256.5 million in the 1999 Interim Period, and by 53.8% from 57.3 million for the 1998 Third Quarter to 88.1 million for the 1999 Third Quarter. In-network termination of inbound traffic increased from 29% in the 1998 Third Quarter to 33% for the 1999 Third Quarter.

          The increase in international revenues was achieved despite the continued trend of decreasing settlement rates for traffic between the United States and the Dominican Republic. TRICOM has been able to increase revenues from the provision of international long distance services by increasing the volume of international traffic that it handles. Future decreases in settlement rates, without corresponding increases in the Company's long distance traffic from the United States would reduce the Company's international settlement revenues, adversely affect the profit margins that the Company realizes on such traffic and could have a material adverse effect on the Company's business, financial condition and results of operations. International revenues represented 40.6% of total operating revenues for the 1998 Interim Period compared to 36.3% of total operating revenues for the 1999 Interim Period, and 40.4% of total operating revenues for the 1998 Third Quarter compared to 34.4% of total operating revenues for the 1999 Third Quarter.

         Local service. Local service revenues increased 150.4% from US$9.2 million for the 1998 Interim Period to US$23.0 million for the 1999 Interim Period, and by 169.4% from US$3.5 million for the 1998 Third Quarter to US$9.4 million for the 1999 Third Quarter. Higher local service rates and continued growth of the number of local lines in service served as catalysts for the increases in local service revenues during both interim periods in 1999.

         During the 1998 Interim Period, the Company added 28,452 net local access lines, including 11,228 net local lines during the 1998 Third Quarter, compared to 32,499 net local access lines added during the 1999 Interim Period, including 10,193 net local access lines added during the 1999 Third Quarter. At September 30, 1999, the Company had 113,115 local access lines in service, including 16,313 Wireless Local Loop lines, compared to 71,647 local access lines in service at September 30, 1998. As a result of a higher number of lines in service, interconnection revenues related to local calls received from Codetel increased 157.0% from US$747,000 for the 1998 Interim Period to US$1.9 million for the 1999 Interim Period, and by 189.3% from US$259,000 for the 1998 Third Quarter to US$749,000 for the 1999 Third Quarter.

         On  January  14,  1999,  the  Company   announced  price  increases  in
residential monthly rental charges as well as measured local service rates as part of the industry's process of price liberalization initiated under the new Telecommunications Law No. 153. Effective as of January 1, 1999, TRICOM increased the price per minute of measured local service from RD$0.10 (US$0.006) to RD$0.14 (US$0.009). The Company has and will continue to adjust the price per minute of measured local service in monthly increments of RD$0.01 until the per minute rate reaches RD$0.25 (US$0.015) at December 31, 1999. On average, the price per minute of measured local service increased by 57.1% from US$0.007 per minute during the 1998 Third Quarter to US$0.011 per minute during the 1999 Third Quarter. As a result, measured local service revenues increased by 87.5% from US$1.6 million during the 1998 Interim Period to US$3.0 million during the 1999 Interim Period, and by 97.2% from US$612,000 for the 1998 Third Quarter to US$1.2 million during the 1999 Third Quarter. In addition, average monthly rental charges increased by 89.4% from US$10.22 in the Third Quarter of 1998 to US$19.35 in the Third Quarter of 1999. Local service rent revenues increased by 186.3% from US$5.1 million during the 1998 Interim Period to US$14.6 million during the 1999 Interim Period, and by 206.3% from US$1.9 million during the 1998 Third Quarter to US$5.9 million during the 1999 Third Quarter. Local service revenues represented 10.2% of total operating revenues for the 1998 Interim Period compared to 19.1% of total operating revenues for the 1999 Interim Period, and 10.7% of total operating revenues for the 1998 Third Quarter compared to 20.9% of total operating revenues for the 1999 Third Quarter.

         Cellular. Cellular revenues increased 26.4% from US$14.7 million for the 1998 Interim Period to US$18.6 million for the 1999 Interim Period, and by 24.8% from US$5.4 million for the 1998 Third Quarter to US$6.8 million for the 1999 Third Quarter, primarily as a result of the growth in the Company's cellular subscribers. During the 1998 Interim Period, the Company added 47,833 net cellular subscribers, including 12,895 subscribers during the 1998 Third Quarter, compared to 50,318 net cellular subscribers added during the 1999 Interim Period, including 16,950 subscribers during the 1999 Third Quarter. At September 30, 1999, the Company had 158,850 cellular subscribers compared to 88,990 at September 30, 1998. The Company attributes the substantial growth of its cellular subscriber base to the continued success of the Amigo prepaid cellular program introduced in the Third Quarter of 1997.

         As a result of a higher average subscriber base, airtime minutes increased 33.1% from 69.1 million for the 1998 Interim Period to 92.0 million for the 1999 Interim Period, and by 41.1% from 24.5 million for the 1998 Third Quarter to 34.6 million for the 1999 Third Quarter. Interconnection revenues associated with airtime traffic received from Codetel increased by 158% from US$1.0 million in the 1998 Interim Period to US$2.7 million in the 1999 Interim Period, and by 190.4% from US$284,000 in the 1998 Third Quarter to US$824,000 in the 1999 Third Quarter, due to a higher volume of incoming minutes received by prepaid cellular subscribers, as well as to a larger subscriber base.

         Prepaid cellular services generated approximately 55% of the Company's total airtime minutes and 55% of total cellular revenues in the 1999 Interim Period. Prepaid cellular revenues increased by 90.1% from US$6.1 million in the 1998 Interim Period to US$11.6 million in the 1999 Interim Period, and by 57.8% from US$2.7 million in the 1998 Third Quarter to US$4.2 million during the 1999 Third Quarter. The Company's average monthly churn rate for cellular services declined from 4.0% for the 1998 Interim Period to 1.5% for the 1999 Interim Period, and from 5.6% for the 1998 Third Quarter to 1.6% for the 1999 Third Quarter. The Company calculates churn by dividing the number of subscribers disconnected during a given period by the sum of subscribers at the beginning of each month during such period. Cellular revenues represented 16.3% of total operating revenues for the 1998 Interim Period compared to 15.4% of total operating revenues for the 1999 Interim Period, and 16.7% of total operating revenues for the 1998 Third Quarter compared to 15.1% of total operating revenues for the 1999 Third Quarter.

         Paging. Paging revenues decreased 38.8% from US$3.6 million for the 1998 Interim Period to US$2.2 million for the 1999 Interim Period, and by 45.6% from US$1.1 million for the 1998 Third Quarter to US$604,000 for the 1999 Third Quarter. The continued deceleration of this business line reflects the Company's shift of focus to the cellular business by encouraging paging subscribers to replace their paging services with prepaid cellular services.

         At September 30, 1999, the Company had 29,039 paging subscribers compared to 28,652 paging subscribers at September 30, 1998. The Company's average monthly churn rate for paging services declined from 3.5% for the 1998 Interim Period to 2.2% for the 1999 Interim Period, and from 3.5% for the 1998 Third Quarter to 1.5% for the 1999 Third Quarter. Paging revenues represented 3.9% of total operating revenues for the 1998 Interim Period compared to 1.8% of total operating revenues for the 1999 Interim Period, and 3.4% of total operating revenues for the 1998 Third Quarter compared to 1.3% of total operating revenues for the 1999 Third Quarter.

         Sale and lease of equipment. Revenues from the sale and lease of equipment increased 37.2% from US$2.8 million for the 1998 Interim Period to US$3.8 million for the 1999 Interim Period, and by 44.6% from US$978,000 for the 1998 Third Quarter to US$1.4 million for the 1999 Third Quarter. The increase was attributed to marketing and sale efforts, which resulted in a higher number of sales of customer premise equipment, including private branch exchanges and key telephone systems, residential telephones and cellular handsets during the 1999 Interim Period. In addition, the Company has entered into arrangements for the distribution of cellular services through major electronics retailers. The Company believes that these arrangements will decrease equipment sales revenues but will increase cellular service revenues through promoting additional subscribers. Sale and lease of equipment revenues represented 3.1% of total operating revenues for the 1998 Interim Period compared to 3.2% of total operating revenues for the 1999 Interim Period, and 3.0% of total operating revenues for the 1998 Third Quarter compared to 3.1% of total operating revenues for the 1999 Third Quarter.

         Installations. Installation revenues increased 20.2% from US$9.8 million for the 1998 Interim Period to US$11.8 million for the 1999 Interim Period, and by 15.5% from US$3.8 million for the 1998 Third Quarter to US$4.4 million for the 1999 Third Quarter, as a result of the Company's adding 114,701 combined gross wireline and cellular customers during the period. This increase is attributable to the significant growth in the number of local access line installations and cellular activations, which helped offset the reductions in installation fees for local lines as part of the rate rebalancing plan that took effect January 1,1999. The average installation fee per local access line declined from US$222 during the 1998 Third Quarter to US$198 during the 1999 Third Quarter.

         During the 1998 Interim Period, the Company installed 32,295 gross local access lines and 71,622 gross cellular additions, including 12,706 gross local access lines and 26,191 gross cellular additions in the 1998 Third Quarter, compared to 46,306 gross local access lines and 68,395 gross cellular additions for the 1999 Interim Period, including 16,685 gross local access lines and 24,040 gross cellular additions in the 1999 Third Quarter. The number of gross local access lines additions during the 1999 Third Quarter represents the highest quarterly number of gross line additions in the Company's history. Wireless Local Loop lines accounted for 40% of gross additions for the 1999 Third Quarter. Installation revenues represented 10.8% of total operating revenues in the 1998 Interim Period compared to 9.7% of total operating revenues for the 1999 Interim Period, and 11.6% of total operating revenues for the 1998 Third Quarter compared to 9.7% of total operating revenues for the 1999 Third Quarter.

         Operating Costs. Major components of operating costs are (a) carrier costs, which include amounts owed to foreign carriers for the use of their networks for termination of outbound traffic, (b) interconnection costs, which are access charges paid to Codetel, (c) depreciation of network equipment and leased terminal equipment, (d) payments for international satellite circuit leases, (e) expenses in lieu of income tax, (f) general and administrative expenses, which include salaries and other compensation to personnel, maintenance expenses, marketing expenses and other related costs, and (g) depreciation expense. The Company's operating costs increased 32.4% from US$69.0 million for the 1998 Interim Period to US$91.4 million for the 1999 Interim Period, and by 31.1% from US$25.0 million for the 1998 Third Quarter to US$32.7 million for the 1999 Third Quarter. The increase in operating costs was primarily the result of higher satellite connection and carrier costs, general and administrative expenses, and depreciation associated with the Company's continued capital investment program. Operating costs represented 76.4% of total operating revenues for the 1998 Interim Period compared to 75.7% of total operating revenues for the 1999 Interim Period.

          Satellite connections and carrier costs increased by 31.2% from US$23.4 million for the 1998 Interim Period to US$30.7 million for the 1999
Interim Period, and by 63.1% from US$7.6 million for the 1998 Third Quarter to US$12.4 million for the 1999 Third Quarter, primarily as a result of a substantial increase in outbound traffic and higher interconnection costs. Outbound carrier costs increased by 57.3% from US$8.4 million in the 1998 Interim Period to US$13.2 million in the 1999 Interim Period. Interconnection costs increased by 48.1% from US$9.3 million for the 1998 Interim Period to US$13.8 million for the 1999 Interim Period, the result of a higher a proportion of the inbound traffic terminating in the incumbent's network.

         Network depreciation and depreciation expense increased 37.7% and 49.6% from US$8.2 million and US$2.3 million, respectively, for the 1998 Interim Period to US$11.3 million and US$3.5 million, respectively, for the 1999 Interim Period, as a result of the Company's continued investments in telephone plant and equipment.

         TRICOM currently is making payments to the Dominican government in lieu of income tax equal to 10% of net international revenues. This expense in lieu of income taxes increased by 36.0% from US$6.7 million for the 1998 Interim Period to US$9.1 million for the 1999 Interim Period, and by 14.8% from US$2.6 million for the 1998 Third Quarter to US$3.0 million for the 1999 Third Quarter, reflecting the increase in revenues derived from the Company's domestic and international business.

         General and administrative expenses increased 27.6% from US$26.0 million for the 1998 Interim Period to US$33.1 million for the 1999 Interim Period, and by 9.5% from US$10.0 million in the 1998 Third Quarter to US$11.0 million in the 1999 Third Quarter, primarily as a result of increased personnel costs due to a higher employee headcount, a higher level of allowance for doubtful accounts, and higher commissions paid to sales staff and intermediaries. At September 30, 1999, the Company had 1,517 employees compared to 1,272 employees at September 30, 1998. As a result, personnel costs increased by 29.9% from US$12.5 million for the 1998 Interim Period to US$16.3 million for the 1999 Interim Period. The Company's allowance for doubtful accounts increased by US$2.4 million from US$1.1 million for the 1998 Interim Period to US$3.5 million for the 1999 Interim Period as the result of the disconnection of local service customers who had unpaid balances reaching as far back as 1998, and who had contested the bills as a result of Hurricane Georges' interruption of telephone service. The Company allowed these customers to be reconnected and provided for the deferral of payment of this debt. Those clients who did not accept the payment plan were considered in default and were disconnected. The Company set aside an amount equal to 100% of the outstanding debt as an additional provision during the second quarter of 1999. Commissions increased by 18.4% from US$9.6 million in the 1998 Interim Period to US$11.3 million in the 1999 Interim Period. As a percentage of total operating revenues, general and administrative expenses represented 28.7% for the 1998 Interim Period compared to 27.4% for the 1999 Interim Period.

          Other costs increased by 53.4% from US$2.3 million for the 1998 Interim Period to US$3.6 million for the 1999 Interim Period, primarily as a result of increases in the cost of sale of customer premise equipment, residential telephones and cellular handsets during the 1999 Interim Period.

         Operating Income. Operating income increased 37.3% from US$21.4 million for the 1998 Interim Period to US$29.3 million for the 1999 Interim Period, and by 59.5% from US$7.7 million for the 1998 Third Quarter to US$12.3 million for the 1999 Third Quarter. The Company's operating income improved from 23.6% of total operating revenues for the 1998 Interim Period to 24.3% of total operating revenues for the 1999 Interim Period, and from 23.5% for the 1998 Third Quarter to 27.2% for the 1999 Third Quarter, as a result of improved margins in the Company's local exchange and cellular services, as well productivity enhancements.

         Other Income (Expenses). Other expenses increased by 50.3% from US$9.2 million for the 1998 Interim Period to US$13.8 million for the 1999 Interim Period, and by 168.2% from US$2.4 million for the 1998 Third Quarter to US$6.5 million for the 1999 Third Quarter, due to higher long term debt outstanding as a result of the issuance of US$200 million aggregate principal amount of the Company's 11 3/8% Senior Notes due 2004, and higher net notes payable for the period as a result of additional short term financing acquired by the Company.

         Net Earnings. Net earnings increased by 27.9% from US$12.2 million during the 1998 Interim Period to US$15.6 million during the 1999 Interim Period, and by 9.0% from US$5.2 million for the 1998 Third Quarter to US$5.7 million for the 1999 Third Quarter. On a per share basis, earnings increased from US$0.55 per share for the 1998 Interim Period to US$0.63 per share for the 1999 Interim Period, and increased from US$0.22 per share for the 1998 Third Quarter to US$0.23 per share for the 1999 Third Quarter. The weighted average number of shares outstanding used in the calculation at September 30, 1998 was 22,311,211 compared to 24,844,544 at September 30, 1999. Net earnings represented 13.5% of total operating revenues for the 1998 Interim Period compared to 12.9% for the 1999 Interim Period, and 16.1% of total operating revenues for the 1998 Third Quarter compared to 12.7% for the 1999 Third Quarter.

         EBITDA. Earnings before interest, taxes, depreciation and amortization increased by 37.9% from US$38.6 million for the 1998 Interim Period to US$53.3 million for the 1999 Interim Period, and by 42.8% from US$14.3 million for the 1998 Third Quarter to US$20.4 million for the 1999 Third Quarter. Increased revenues improved EBITDA margins from 42.8% for the 1998 Interim Period to 44.1% for the 1999 Interim, and from 43.7% for the 1998 Third Quarter to 45.3% for the 1999 Third Quarter.


Effects of Inflation

         The annual inflation rates in the Dominican Republic in 1996, 1997 and 1998 were 4.0%, 8.0% and 7.8%, respectively. To date, the effects of inflation on TRICOM's operations have not been significant.

Change in Functional and Reporting Currency

         Through December 31, 1996, the Company used the Dominican peso as its functional and reporting currency. While a significant portion of the Company's revenues, assets and liabilities historically were denominated in U.S. dollars, a clear determination of the functional currency was difficult, and the Company used the Dominican peso as its functional currency. However, in the Company's opinion, with the issuance of the Senior Notes, the Company's cash flows and financial results of operations are more appropriately presented in the U.S. dollar as the functional currency. Effective January 1, 1997, the Company changed its functional currency from the Dominican peso to the U.S. dollar. The Company's financial statements for periods prior to January 1, 1997 have not been restated for this change in the functional currency. However, the Company did retroactively change its reporting currency to the U.S. dollar.

         The Company anticipates that this change in functional currency may diminish the impact of any future devaluation of the Dominican peso against the U.S. dollar.

Liquidity and Capital Resources

         Substantial capital is required to expand and operate the Company's telephone networks. As of September 30, 1999 and 1998, the Company invested US$
109.0 million and US$ 112.2 million, respectively, for capital expenditures. During the 1999 Interim Period, the Company made capital expenditures for the installation of additional local access lines, enhancement of the Company's cellular network, expansion of international facilities, including the installation of TRICOM's switch in New York, and other network improvements. The Company currently estimates that capital expenditures relating to the installation of approximately 45,000 local access lines will total approximately US$130 million for 1999, including the US$109.0 million expended through September 30, 1999. The Company anticipates expending approximately US$44.0 million for the expansion of its local network and US$15.0 million in 1999 to enhance its cellular network by adding new cell sites and capacity to existing cell sites. The Company also anticipates expending approximately US$4.0 million and US$25.0 million during 1999 to expand its international circuit capacity and network facilities, respectively. However, the amounts to be expended in 1999 for these purposes will depend upon a number of factors, including demand for the Company's services and competition in the Company's various markets.
Thereafter, the Company expects to continue to expand its network, maintain network capacity and to increase its penetration of the residential and commercial markets.

         In August 1998, the Company selected Motorola as the infrastructure provider of CDMA technology and equipment for its WLL and PCS build-out plans. The four-year US$52 million contract with Motorola provides for the installation of 150,000 wireless subscribers. At September 30, 1999, the Company had 16,313 WLL lines in service and anticipates that it will deploy capacity to connect approximately 36,000 subscribers in the current year. The first stage of the Company's WLL deployment covered approximately 60% of the area of Santo Domingo. The second stage, completed in the Second Quarter of 1999, expanded coverage to five additional cities, giving the WLL a system-wide coverage of over 4.0 million people. The Company expects to implement the third and final stage over the course of the following three years, extending coverage to seven additional cities and increasing capacity in the previously covered cities. The Company financed the cost of the first phase of the WLL with a portion of the US$68.7 in net proceeds received from the offering of 5,700,000 American Depositary Receipts which was consummated in May 1998 (the "ADR Offering"). The Company anticipates that it will be able to meet its operating and capital requirements with the net proceeds received from the ADR Offering, cash flows from operating activities and available borrowings under existing short-term and medium term credit facilities. Management believes that the increased average maturity of the Company's indebtedness, as a result of its Senior Note Offering in August 1997, will enhance the Company's operational flexibility. The payment of interest on the Senior Notes for the first four interest periods was funded with investments in an escrow account, which resulted in the enhancement of the Company's cash flow through fiscal year-end 1999. Net cash provided by operating activities was US$23.5 million and US$14.5 million for the Third Quarters of 1998 and 1999, respectively.

         The Company had account receivables of US$15.9 million and US$27.1 million and allowance for doubtful accounts of US$741,000, and US$2.3 million at December 31, 1998 and September 30, 1999, respectively. The increase in allowance for doubtful accounts was a one-time charge to cover the disconnection of local service customers who had unpaid balances reaching as far back as 1998, and who had contested the bills as a result of Hurricane Georges' interruption of telephone service. The Company allowed these customers to be reconnected and provided for the deferral of payment of this debt. Those clients who did not accept the payment plan were considered in default and were disconnected. The Company set aside an amount equal to 100% of the outstanding debt as an additional provision for the Second Quarter of 1999.

         The Company's total assets increased from US$444.8 million at December 31, 1998 to US$490.2 million as of September 30, 1999. Shareholders' equity increased from US$127.6 million at December 31, 1998 to US$143.1 million as of September 30, 1999, as a result of an increase in retained earnings for the period.

         The Company's indebtedness was approximately US$310.8 million as of September 30, 1999, of which US$200.0 million represents the Company's Senior Notes, US$25.0 in medium-term borrowings, and US$85.8 million short-term borrowings. The US$32.0 million in Caribbean Basin Projects Financing Authority Bonds ("Carifa Bonds") matured on September 1, 1999 and was paid in full.

         The Company has U.S. dollar- and peso-denominated approved credit facilities which permit the Company to borrow up to US$ 158.9 million, and which, as of September 30, 1999, had US$ 47.4 million available for borrowing. In January 1999, the Santo Domingo branch of Citibank, N.A. increased the Company's existing US dollar-denominated credit facility by US$11.0 million to US$20.0 million. As of September 30, 1999, the Company had approximately US$ 383,000 available for borrowing under the Citibank facility. In January 1999, the Company obtained a US$10.0 million US dollar-denominated credit facility from Banco BHD, a Dominican bank, all of which had been drawn upon as of September 30, 1999. In August 1999, the Company obtained a US$ 6.3 million credit facility (RD$ 100.0 million) for direct borrowings and/or trade finance from a Dominican Bank, Banco Mercantil, of which no amount had been drawn upon as of September 30, 1999. In addition, TRICOM obtained a US$5.0 million dollar denominated short-term credit facility from Hamilton Bank for direct borrowings and trade finance, of which no amount had been drawn upon as of September 30, 1999. On September 30, 1999, the Company had approximately US$ 78.1 million of short-term, US dollar- and peso-denominated credit facilities with Dominican banks. The Company has been seeking additional credit facilities with international banks to refinance its senior credit facilities.

         The Indenture governing the Company's Senior Notes restricts the ability of the Company to incur additional indebtedness. The Company may incur additional indebtedness if, after giving effect to the incurrence of such additional indebtedness, the leverage ratio (as defined in the Indenture) of the Company for the Company's most recently ended four full fiscal quarters prior to such incurrence does not exceed 4.0 to 1.0 determined on a pro forma basis. Notwithstanding the foregoing debt incurrence test, in general, the Company is permitted to incur the following indebtedness:

        * up to an aggregate of US$50.0 million at any one time outstanding of (i) one or more senior term or revolving credit facilities with commercial banks or financial institutions of a type typically entered into by commercial banks and financial institutions and
              (ii) one or more commercial paper or other senior securities programs of the Company;

        * any indebtedness incurred in connection with the acquisition of assets, rights and properties used in connection with a telecommunications business, so long as the aggregate amount of such indebtedness does not (i) exceed 80% of the total cost of such assets, including the cost of design, development, site acquisition, construction and integration or (ii) exceed 100% of the cost of the assets, if the indebtedness was extended to cover the assets excluding the cost of design, development, site acquisition, construction and integration;

        * indebtedness that was outstanding at August 21, 1997 or borrowed under facilities that were outstanding at such date;

        * up to an aggregate of US$10.0 million of additional indebtedness at any one time outstanding;

        * indebtedness which is (i) expressly subordinated to the Senior Notes, (ii) has an aggregate principal amount less than two times the aggregate net cash proceeds received by the Company from the issuance of the Company's equity securities after August 21, 1997 and (iii) has a weighted average life to maturity (as defined in the Indenture) equal to or greater than the weighted average life to maturity of the Senior Notes;

        * indebtedness incurred to refinance other indebtedness, subject to certain restrictions;

        *     intercompany indebtedness; and

        * hedging obligations incurred for the purpose of fixing or hedging interest rate or foreign currency risk with respect to any floating rate indebtedness.

         The Company does not believe that, at present, it is able to meet the leverage ratio test set forth in the Indenture, and the Company has relied upon the exceptions to the general restriction on the incurrence of additional indebtedness. Of the US$ 110.8 million of indebtedness outstanding as of September 30, 1999 (excluding the US$200.0 million Senior Notes), US$ 54.7 million had been incurred in connection with the acquisition of assets, rights and property related to the Company's telecommunications business, US$ 46.1 million of indebtedness fits within the Indenture's US$50.0 million senior indebtedness exception and US$ 10.0 million of indebtedness fits within the Indenture's US$10.0 million other indebtedness exception.

Impact of Year 2000

         The year 2000 issue is the result of computer programs being written using two digits rather than four to define the applicable year (the "Year 2000 Issue"). Any computer programs or hardware that have date-sensitive software or embedded microprocessors may recognize a date using "00" as the year 1900 rather than the year 2000. The failure to correct any such programs or hardware could result in system failures or miscalculations causing disruptions of operations, including, among other things, a temporary inability to process transactions, send invoices or engage in similar normal business activities. Based on assessments completed on the third quarter of 1997, TRICOM determined that it will be required to modify or replace some portions of its software, and, to a lesser extent, its hardware so that those systems will properly utilize dates beyond December 31, 1999.

         TRICOM's plan to resolve Year 2000 Issues involved four phases: assessment, remediation, testing and implementation. All of these phases have been successfully completed, concluding the program of modifying and replacing portions of the Company's software, as well as hardware and operating systems. TRICOM's financial systems, including general ledger, accounts payable, purchase orders, fixed assets and inventory control functions, already have been upgraded and are Year 2000 compliant. TRICOM's systems that assist in the management of service orders, facilities management, engineering work orders, toll rating, toll editing and trouble tracking are now Year 2000 compliant. The MIS department has assessed and modified the BIOS of every computer on the Company's internal network, and every computer on such network is now Year 2000 compliant. The MIS department has completed the implementation of its new billing system in October 1999. This critical financial system was designed so as to be Year 2000 compliant. TRICOM has completed all programming, testing and implementation of all its systems that are sensitive to Year 2000 Issues.

         TRICOM's network engineering department has identified every component of the Company's telecommunications network that may be subject to Year 2000 failures. The Company anticipates that it will have remedied or replaced any network components that are not Year 2000 compliant before December 31, 1999. The remediation or replacement of telecommunications equipment depends primarily on the manufacturers of that equipment for modifications. TRICOM is also in the process of assessing the extent to which its suppliers of other products and services will be able to supply TRICOM after December 31, 1999. TRICOM has initiated communications with all of its significant equipment vendors and other suppliers. TRICOM has not obtained timetables of expected completion dates of modification, testing and implementation from all of the vendors and suppliers. TRICOM does not control its equipment vendors and other suppliers, but is attempting to have such timetables submitted in the fourth quarter of 1999. The effect on TRICOM's operations of not having these systems remedied could be significant.

         TRICOM believes that its Year 2000 assessment and remediation program is approximately 100% complete with respect to its critical business systems and 95% complete with respect to its network. The total cost of the Year 2000 project is estimated at US$300,000 and is being expensed as incurred and funded through operating cash flows.

         TRICOM  conducts   transactions  that  interface  directly  with  other
domestic and international telecommunications networks. There is no guarantee that the networks of other companies to which TRICOM's network connects will be timely compliant or that the failure to so comply would not have an adverse effect on TRICOM's network. Furthermore, there can be no assurance that other telecommunications providers will not experience material business disruptions that could affect TRICOM as a result of the Year 2000 Issue. TRICOM plans to complete communications with important international carriers and providers of international connectivity as to their Year 2000 readiness before December 31,

1999. The communications to date from such third parties to TRICOM's inquiries do not indicate that these third parties expect, at this time, to be non-compliant by December 31, 1999 based on their progress to date. However, the inability of a substantial number of third parties to complete their Year 2000 resolution process could materially impact TRICOM. For example, the failure of satellite circuits or international gateway switches to function properly as a result of the Year 2000 Issue could cause significant disruptions in TRICOM's ability to generate revenues, which could have a material adverse effect on TRICOM's results of operations and financial condition.

         TRICOM is developing a contingency plan in case of failure of its information technology systems and anticipates that it will have tested such plan by the fourth quarter of 1999. This contingency plan includes procedures to ensure that every critical operation could be done manually if needed. In the event TRICOM's vendors or the telecommunications networks with which it connects do not expect to be Year 2000 compliant, TRICOM's contingency plan may include replacing such vendors or conducting the particular operations itself.

         TRICOM's schedule for completing its Year 2000 modifications are based on management's best estimates, which were derived utilizing numerous assumptions of future events including the continued availability of certain resources, and other factors. Estimates on the status of completion and the expected completion dates are based on progress to date compared to the timetable established by its management. TRICOM has not employed the services of independent contractors to verify TRICOM's assessment and estimates related to the Year 2000 problem. There can be no guarantee that these estimates will be achieved and actual results could differ materially from these plans. Specific factors that might cause such material differences include, but are not limited to, the availability and cost of personnel trained in this area, the ability to locate and correct all relevant computer codes and similar uncertainties.

ITEM 3.  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

         The following discussion about market risks to certain financial instruments of the Company includes "forward-looking" statements that involve risks and uncertainties. Actual results could differ materially from those projected in the forward-looking statements.

         The Company is exposed to market risks from adverse changes in interest rates and foreign exchange rates. TRICOM does not hold or issue financial instruments for trading purposes.

Interest Rate Risk

         TRICOM's interest expense is sensitive to changes in the general level of interest rates in the United States and in the Dominican Republic. As of September 30, 1999, TRICOM had outstanding US$200 million aggregate principal amount of long-term debt, representing TRICOM's Senior Notes. The Senior Notes bear interest at 11 3/8% per annum and mature in the year 2004. The fair value of such Senior Notes was approximately US$164 million and US$177 million at December 31, 1998 and September 30, 1999, respectively.

         TRICOM's primary exposure to market risk for changes in interest rates relates to its short-term borrowings from Dominican banks. At December 31, 1998 and September 30, 1999, the Company had US$47.3 million and US$ 110.8 million, respectively, of short-term and medium-term borrowings, including trade finance, outstanding from Dominican and international banks mostly denominated in US dollars. During the first nine months of 1999, the Company's short-term and medium-term borrowings bore interest at rates ranging from 8.25% to 11.75% per annum. The Company did not have borrowing denominated in Dominican pesos at September 30, 1999. A 10% increase in the average rate for TRICOM's short-term debt would have decreased the Company's 1999 Interim Period net income by approximately US$451,000.

Foreign Exchange Risks

         The Company is subject to currency exchange risks. During the 1999 Interim Period, TRICOM generated revenues of US$43.8 million in US dollars and US$76.9 million in Dominican pesos. In addition, as of September 30, 1999, the Company had US$ 110.8 million of US dollar-denominated debt outstanding. As of September 30, 1999, TRICOM had an indexed debt to the dollar of RD$36.2 million at a contracted exchange rate of RD$16.02 per US$1.00, resulting in a obligation of US$2.3 million.

         Dominican foreign exchange regulations require TRICOM and other telecommunications companies to convert all of its US dollar revenues into Dominican pesos at the official exchange rate, and it must purchase US dollars at the private market exchange rate. Although the official exchange rate now fluctuates and is tied to the private market rate, the official exchange rate tends to be lower than the private market rate. During the 1999 Interim Period, the average official exchange rate was RD$15.80 per US$1.00 while the average private market rate was RD$15.98 per US$1.00.

         The Company's functional currency is the US dollar and, as a result, it must translate the value of Dominican peso-denominated assets into US dollars when compiling its financial statements. This translation can create foreign exchange gains or losses depending upon fluctuations in the relative value of the Dominican peso against the US dollar. During the 1999 Interim Period, TRICOM recognized an approximate US$517,000 foreign exchange loss. If the Dominican peso had devalued by an additional 10% against the US dollar on average during the 1999 Interim Period, then TRICOM would have realized a foreign exchange loss of US$52,000.

                                    PART II
                                OTHER INFORMATION

ITEM 1.  LEGAL PROCEEDINGS

         There are no legal proceedings to which the Company is a party, other than routine litigation incidental to the business of the Company which is not otherwise material to the business or financial condition of the Company.

ITEM 2.  CHANGES IN SECURITIES AND USE OF PROCEEDS

         Not applicable.

ITEM 3.  DEFAULTS UPON SENIOR SECURITIES

         None.

ITEM 4.  SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

         TRICOM held its annual shareholders' meeting in Santo Domingo on July 13, 1999. The shareholders elected directors and a vigilance officer and voted upon certain general corporate matters as required by the Commercial Code of the Dominican Republic and the By-Laws of the Company.

         The shareholders elected the following nominees as directors: Manuel Arturo Pellerano Pena, Hector Castro Noboa, Marcos J. Troncoso Mejia, Juan Felipe Mendoza, Anibal de Castro, Raisa Gil de Fondeur, Richard W. Gasink, Fernando Antonio Simo, Kevin Wiley, Jesus Barona, Fernando Antonio Rainieri and Jose Manuel Villalvazo. Messrs. Wiley, Barona, Rainieri and Villalvazo were elected as directors for the first time. All other nominees were elected for a consecutive term. The shareholders elected the slate of directors with 193,284,260 votes in favor, 10,200 votes opposed and 12,037 abstentions. The shareholders also elected Augustin Lizardo to act as TRICOM's vigilance officer for another one-year term with 193,279,360 votes in favor, 14,100 votes opposed and 13,037 abstentions.

         The shareholders were asked to confirm the declaration made by the Chairman of the Board of Directors of the amount of paid-in capital received during fiscal year 1998. The shareholders confirmed the amount of paid-in capital attributable to the offer and sale of American Depositary Shares representing Class A Common Stock with 193,283,310 votes in favor, 5,000 votes opposed and 18,187 abstentions.

         The shareholders were asked to approve the written report presented by Mr. Augustin Lizardo, TRICOM's vigilance officer, concerning the financial condition of TRICOM and on the financial statements approved by the Board of Directors in relation to the accounts for fiscal year 1998. The shareholders approved this resolution with 193,277,060 votes in favor, 7,000 votes opposed and 22,437 abstentions.

         The shareholders were asked to release Mr. Augustin Lizardo, TRICOM's vigilance officer, from liability for claims of TRICOM or the shareholders for any actions taken by him during fiscal year 1998. The shareholders approved this resolution with 192,481,477 votes in favor, 798,483 votes opposed and 26,537 abstentions.

         The shareholders were asked to approve the written report of Mr. Manuel Arturo Pellerano Pena, Chairman of the Board of Directors, concerning the operation of the Company during fiscal year 1998 as well as on the actions taken by the directors in connection with the performance of management during such period. The shareholders approved this resolution with 193,274,710 votes in favor, 8,700 votes opposed and 23,087 abstentions.

         The shareholders were asked to approve the financial statements of TRICOM for fiscal year 1998. The shareholders approved this resolution with 193,276,960 votes in favor, 9,500 votes opposed and 20,037 abstentions.

         The shareholders were asked to release the directors from liability for claims of the Company or the shareholders for actions taken in their capacity as directors during fiscal year 1998. The shareholders approved the resolution with 192,470,727 votes in favor, 813,033 votes opposed and 22,737 abstentions.

         The shareholders were asked to declare TRICOM's earnings on a consolidating and consolidated basis and to reserve 5% of the Company's profits as required by the Commercial Code of the Dominican Republic. This resolution was approved with 193,281,510 votes in favor, 10,000 votes opposed and 14,987 abstentions.

ITEM 5.  OTHER INFORMATION

         None.

ITEM 6.  EXHIBITS AND REPORTS ON FORM 6-K

(a)               Exhibits.

                  None.

(b) Reports on Form 6-K. The Company filed with the Securities and Exchange Commission a Report on Form 6-K on August 16, 1999 reporting the Company's results of operations for the six months ended June 30, 1999.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                             TRICOM, S.A




Dated: November 15, 1999                    By:  s/ Carl H. Carlson
                                                 ------------------
                                                 Carl H. Carlson
                                                 Executive Vice President
                                                 and Member of the
                                                 Office of the President